Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN

Arthur Andersen audited the consolidated financial statements and schedule I of Stelmar Shipping Ltd. (“Stelmar”) and its subsidiaries as of December 31, 2001 and for the year then ended, included in this current report on Form 8-K/A of Overseas Shipholding Group, Inc. (“OSG”).

OSG is not able to obtain the written consent of Arthur Andersen to the inclusion of its audit report of Stelmar dated February 1, 2002 in this Form 8-K/A.  The absence of such consent may limit recovery by investors on certain claims, including the inability of investors to assert claims against Arthur Andersen under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements.